
06014563

Response to Airbus Announcement

14 June 2006

SUPPL

BAE Systems notes the announcement by Airbus last night regarding its latest expectations for deliveries of A380 aircraft. While both Airbus shareholders have discussed the possibilities of delays to the schedule in recent months, BAE Systems were only informed of Airbus' planned announcement yesterday afternoon.

No assessment of the financial impact of the delays to the A380 were included in Airbus' announcement. No revised budget or business plan reflecting the latest delivery plans and expectations referred to in the Airbus announcement has been either presented to, or approved by, the Shareholder Committee of Airbus. In particular, the management of Airbus have yet to present proposals for management actions designed to alleviate the financial implications of the revised A380 deliveries. As a result, BAE Systems does not believe any credible or serious assessment of the likely financial impact of such delays can be made today.

Regarding the sale of its 20% shareholding in Airbus, BAE Systems has previously announced it has served upon EADS a formal notice of exercise of its Put Option. BAE Systems remains confident that the process prescribed in the Shareholders' Agreement will recognise the robustness of Airbus' long-term value over any short-term fluctuations.

Issued by
BAE Systems plc
London

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